                    FILED BY FOREST OIL CORPORATION
                    PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                    FOREST OIL CORPORATION COMMISSION
                    FILE NO: 001-13515
                    FORCENERGY COMMISSION FILE NO: 000-26444
                    SUBJECT COMPANIES: FOREST OIL CORPORATION AND FORCENERGY INC

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY FOREST OIL CORPORATION ON OCTOBER 16, 2000.

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NEWS

                                                         FOR FURTHER INFORMATION
FOREST OIL CORPORATION                                CONTACT: DONALD H. STEVENS
1600 BROADWAY, SUITE 2200                           VICE PRESIDENT AND TREASURER
DENVER, COLORADO 80202                                            (303) 812-1500

FOR IMMEDIATE RELEASE


        FOREST OIL CORPORATION INCREASES PRO FORMA PRODUCTION ESTIMATES

Denver, Colorado - October 16, 2000 - Forest Oil Corporation (NYSE:FST) (Forest) reported today that it is increasing its third quarter production estimate pro forma for the proposed merger with Forcenergy Inc. Third quarter pro forma production previously estimated at 470-480 mmcfe/d is now estimated to be approximately 495-505 mmcfe/d due to better than expected operational results in the Western Region and the Gulf of Mexico. Forest also increased its estimate of pro forma production for the full year 2000 increasing to 485-505 mmcfe/d up from its previous estimate of 465-500 mmcfe/d.

                                   * * * * * *

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include the timing and extent of changes in commodity prices for oil and gas, operating risks and other risk factors as described in the Company's 1999 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Forest Oil Corporation is engaged in the acquisition, exploration, development, production and marketing of natural gas and crude oil in North America. Forest's principal reserves and
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producing properties are located in the United States in the Gulf of Mexico,
Louisiana, Texas and in Canada in Alberta and the Northwest Territories. Forest's common stock trades on the New York Stock Exchange under the symbol FST.

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger between Forest and Forcenergy. Forest and Forcenergy will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Forest and Forcenergy with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing such request to: Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202, Attention: Donald H. Stevens, Vice President and Treasurer; telephone:
303-812-1400; e-mail: InvestorRelations@ForestOil.com.

Forest, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Forest's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

October 16, 2000

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